Higher One Holdings, Inc.
115 Munson Street
New Haven, CT 06511

September 10, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re: Higher One Holdings, Inc.
Form 8-K/A filed July 23, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 8, 2013
File No. 1-34779

Ladies and Gentlemen:

We refer to your letter dated August 26, 2013 (the "Letter"), which sets forth the comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") for Higher One Holdings, Inc. ("we," "us," "our," the "Company" or "Higher One," ) regarding our Form 8-K/A filed July 23, 2013 and Form 10-Q for the Quarter Ended June 30, 2013. Please find our responses to the Staff's comments below. For your convenience, we have copied each of the comments in the Letter immediately preceding our response thereto.  Please note that we have addressed your comment on our Form 10-Q for the quarter ended June 30, 2013 filing first.  The basis for our accounting conclusion on the restricted cash and escrow liability balances was directly related to our decision to exclude those amounts in conducting the asset significance test.  We therefore thought it would be helpful to the Staff to explain our accounting conclusion before clarifying our approach in the significance test.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

1.
We note your disclosure in Note 8 on page 10 that you excluded $69 million of restricted cash and an offsetting escrow liability from your June 30, 2013 financial statements. We also note you excluded $185.1 million of such amounts from your December 31, 2012 pro forma financial statements included in your Form 8-K/A filed July 23, 2013. In your response, please explain how you determined that these amounts should not be reflected in your financial statements.

Response:
We have excluded the restricted cash and the offsetting escrow liability from our financial statements because the funds are not our asset and therefore there is no corresponding liability; rather, we are simply holding the funds on behalf of others  in a fiduciary capacity – similar to a trustee relationship.
As background, Campus Solutions, the business of Sallie Mae, Inc. which we acquired on May 7, 2013, provides refund disbursement services and tuition payment services to colleges and universities in the U.S.  In these arrangements, Campus Solutions is acting as a payment services provider whereby Campus Solutions is collecting funds on behalf of educational institutions (our "clients"). These funds are held on behalf of the schools.  We view our arrangements as consistent with a trustee arrangement. The restricted cash and offsetting escrow liability inquired by the Staff arises when our client uses either of the following services offered by Campus Solutions: Tuition Payment Plan or NetPay.  Tuition Payment Plans involve the administration of educational tuition payment plans for schools. NetPay provides an electronic payment gateway allowing for one-time payments to be made by students to the school.  The restricted cash balance reflects amounts which have been paid by students (or other payers) but have not yet been remitted to the school.
We considered the accounting and reporting for this arrangement at the time of the acquisition and also in our future reporting periods.  We took into consideration the guidance included in ASC 860, "Transfers and Servicing," FASB Concepts Statement No. 6, "Elements of Financial Statements," and the AICPA Audit & Accounting Guides for Depository and Lending Institutions. While this guidance does not specifically address our situation, we believe the inclusion or exclusion of an asset on the balance sheet is based on whether we have control of that asset.  Given the lack of specific authoritative literature under GAAP, we consulted bankruptcy counsel at the time of our recent filings to evaluate whether or not a court would view these amounts as our asset under the Bankruptcy Code. As further explained below, bankruptcy counsel advised us that these funds that we hold on behalf of the various schools would not be considered our asset.  We do not have control over those funds, and we are only collecting money in a fiduciary capacity.
Based on our evaluation, we have not reflected such funds on our balance sheet (as either an asset or a liability) because the funds are not those of Higher One; rather they are held on behalf of the school.  Our legal structure is different from that of Sallie Mae, Inc. - e.g., we do not have a banking subsidiary such as Sallie Mae Bank and these differences can impact the inclusion or exclusion of restricted cash on the balance sheet.  Accordingly, there are differences in how we classify restricted cash when compared to the determination that was made by management of Sallie Mae, Inc.
We considered the following points in arriving at our conclusion:
1)
In all cases, Campus Solutions is acting merely as a payment services provider.  Campus Solutions is collecting funds on behalf of schools.  We process payments to schools at the direction and on behalf of the students that enroll in tuition payment plans and directly on behalf of the schools that contract with us for the services that we provide.  We act solely as a collection and disbursement agent for various payments.  The primary obligation arises with the individual that has the relationship with the school (whether it is paying tuition, an application fee or otherwise).  We are not directly or indirectly obligated to the schools with respect to these obligations, and we do not assume the primary obligation from the student. Our obligation arises from the fiduciary responsibilities we have, which is similar to any trustee arrangement.  This is consistent with our revenue recognition treatment in that we only recognize the net fees charged for our services.

2)
In all cases, the funds received from tuition or other payments are clearly and distinctly segregated from other funds.  Presently, the funds continue to be received in accounts maintained by Sallie Mae, Inc. and Sallie Mae Bank (collectively, "Sallie Mae") pursuant to the transition services agreements that we have signed with Sallie Mae.  The funds received pursuant to the tuition payment arrangements are kept separate from other accounts maintained by Sallie Mae (and therefore, other accounts of Higher One).  There is no commingling of our client funds with other operational funds of Higher One.

3)
We have been advised by bankruptcy counsel that in the event proceedings were to be instituted with respect of Campus Solutions under the Bankruptcy Code, a court would uphold that the funds would not be considered the property of the debtor's estate under Section 541(d) of the Bankruptcy Code.  As noted in ASC 860, "Transfers and Servicing," an entity has relinquished control of an asset when the asset is isolated and "put presumptively beyond the reach of the entity and its creditors, even in bankruptcy, or other receivership."

4)
Schools are engaging us only to act as a payment processor.  In this capacity, we are not stepping into the role of either party to the payment transaction where we in turn would incur a liability to the counterparty beyond the processing of the payments.  The retail installment contract initiated at the time a student enrolls in a tuition payment plan is a contract between the student and the school.  We are not providing any type of credit to either the school or the student in these transactions.  The school in turn is not taking credit risk related to us when we process these payment transactions.

5)
We believe that the guidance in ASC 942, "Financial Services – Depository and Lending," section 605-25-3 and the AICPA Audit & Accounting Guides for Depository and Lending Institutions (the "Guide") is analogous to our situation.  An excerpt from Chapter 20 of the Guide is shown below:

"While a trust department or trust company may have responsibility for the custody of trust assets, they are not assets of the institution and, therefore, should not be included in the institution's financial statements. However, cash accounts of individual trusts are often deposited with the institution in demand and time deposit accounts, and revenues and expenses related to fees for trust activities are recognized in the institution's income. Trust department income should be presented on the accrual basis. Financial institutions often make financial statement disclosures describing the nature of the trust activities and are required to apply the provisions of Financial Accounting Standards Board (FASB) Statement on Financial Accounting Standards No. 5, Accounting for Contingencies, to any contingencies that may exist related to trust activities."

While we have not needed to present a contingent liability in the past (since we have not had exposure to mismanagement of payments or similar circumstances), we would consider the need for such contingent liabilities in the future should the circumstances change. Further, we note that post-acquisition, the cash accounts are not deposited in demand or time deposit accounts within Campus Solutions or Higher One, as we are not a banking entity.  The deposit accounts are, and will continue to be, maintained at a third-party banking institution.

6)
We do not believe that including the restricted cash and related escrow liability on the balance sheet and statement of cash flows is useful information for the users of our financial statements.  Investors may wrongly believe these are our assets and that they may be available to creditors in bankruptcy or otherwise.

7)
We also considered the definition of an asset as defined by FASB Concepts Statement No. 6 (as amended).  Under this statement, assets are defined as probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.  An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows; (b) a particular entity can obtain the benefit and control others' access to it; and (c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred.  In the case of money (cash, including deposits in banks), to be considered an asset it must be exchangeable for virtually any good or service that is available or it must have the ability to be saved and exchanged for them in the future.  In the case of these cash balances, we have no future economic benefit to the cash as it belongs to the school and thus should not be considered an asset of Higher One.  As noted earlier, with regard to control of the funds, we considered the inability of our creditors to access the funds in the event of bankruptcy.  In turn, we also do not believe that a liability balance would exist based on the definition of a liability in FASB Concepts Statement No. 6, as we do not have an obligation to transfer assets (or provide services) to another entity in the future as a result of past transactions or events.

In addition, we will continue to include transparent disclosure in our future filings, beginning in our Quarterly Report on 10-Q for the period ending September 30, 2013, related to our accounting policy for and amounts of funds collected but not yet remitted to our clients:
We accept payments on behalf of educational institutions and subsequently remit these payments to the education institutions.  The amounts received are maintained in segregated accounts for the benefit of either the institution or the payor. There was approximately $xx million and $xx million of funds as of September 30, 2013 and December 31, 2012, respectively, which had been accepted through the Campus Solutions products and not yet remitted to the educational institution.  These deposits are not our funds and therefore are not included in the accompanying condensed consolidated balance sheets.
Form 8-K/A filed July 23, 2013

2.
We note that you provided one year of audited Campus Solutions financial statements under Rule 3-05 of Regulation S-X. Considering Campus Solutions' total assets exceeded your total assets as of December 31, 2012, please tell us why you did not present two years of audited financial statements as required under Rule 3-05(b)(2)(iv) of Regulation S-X. In doing so, tell us why you believe, as it appears from your disclosure in Note 3 of the pro forma financial statements, the $185.1 million of restricted cash and escrow liabilities arising from customer deposits should be excluded in conducting the asset significance test.

Response:
We did not present two years of audited financial statements because when we applied the significance test under Rule 1-02(w) of Regulation S-X, as described below, we concluded that the acquisition of Campus Solution was significant at a level to require audited financial statements for one year under Rule 3-05(b)(2)(ii) of Regulation S-X.

In performing the significance test under Rule 1-02(w) of Regulation S-X, we believed it was proper to exclude the restricted cash and the related escrow liability because they are neither assets nor liabilities to us and will not be reflected in our balance sheet. Our rationale is explained in the response to the question above.
Our computation of the significance tests under Rule 1-02(w) of Regulation S-X, excluding the restricted cash and the related escrow liability, is as follows:
(amounts in millions)	Numerator (1)	Denominator (2)	Measure	Determination
Asset test	$ 10.1	$ 190.9	5%	No financial statements required
Investment test	$ 47.3	$ 190.9	25%	Most recent year of financial statements required
Pre-tax income	$ (11.4)	$ 58.9	19%	No financial statements required

(1) – The asset test and pre-tax income test are based on the Campus Solutions historical financial statements as of and for the year ended December 31, 2012. The investment test is based on the purchase price for the acquisition. The asset amount is computed as total assets of $195.2 million, less $185.1 million of restricted cash and restricted cash equivalents.

(2) – Higher One Holdings, Inc. 2012 actual amounts

The audited financial statements prepared by Sallie Mae Inc.'s management reflect "carve out" financial statements described in the Division of Corporation Finance's Financial Reporting Manual ("SEC FRM") 2065.3. The Campus Solutions business was a discrete activity within Sallie Mae, Inc., for which assets and liabilities were specifically identifiable and a reasonable basis existed to allocate items that are not specifically identifiable to the acquired business.

In performing the asset test, we excluded the restricted cash – that is, we reduced the amount of total assets that were reflected in the audited balance sheet of Campus Solutions by the amount of restricted cash that was reflected in the audited balance sheet for purposes of determining the numerator in the significance test under Rule 1-02(w) of Regulation S-X.
The reason we excluded restricted cash from the assets for purposes of determining the numerator in the significance test is because the cash is not an asset to us - we will not reflect this as an asset in our balance sheet. In responding to the question above, we have articulated our reasons and support as to why the restricted cash is not our asset.
We acknowledge that in determining the amounts that should be used in the significance test that SEC FRM 2015.2 indicates that this is "generally" accomplished using "the most recent pre-acquisition annual financial statements of the acquired business." The use of the word "generally" suggests adjustments to the pre-acquisition historical financial statements may be appropriate. We believe this is one of those situations and for the reasons articulated below believe our interpretation of applying the significance tests is appropriate.
The SEC FRM continues in 2015.3 to state that a registrant that files its financial statements in accordance with or is required to provide reconciliation to U.S. GAAP should determine significance using amounts for both the acquired business and the registrant determined in accordance with U.S. GAAP; that is, both the numerator and denominator of the significance test should be determined on the same basis of accounting. While this is not a case of a different GAAP, we believe the test should be applied using a consistent basis between what is an asset in the numerator and the denominator.
It would not be appropriate to exclude assets from the historical financial statements that would be a result of our application of purchase accounting. Likewise, it would not be appropriate to exclude assets that were (i) used in the business to generate revenues and cash or (ii) part of working capital of the acquired entity but were not acquired, as articulated in SEC FRM 2015.4. Our exclusion of restricted cash was (i) not related to the application of purchase accounting and the cash itself was not an asset that was used in operating the business to generate revenue and (ii) was not part of working capital. Rather, we acquired the same funds that were on the balance sheet of Campus Solutions, but those funds do not meet the definition of an asset to us as articulated in the response to the question addressed above. We believe it would be inappropriate to include an asset that is part of the historical financial statements that will not be our asset in applying the significance test. Accordingly, we believe it should be excluded from the assets in the numerator in applying the significance test.
We believe that our computation of significance has been performed based on the guidance in Rule 1-02(w) of Regulation S-X, including considerations of guidance in the SEC FRM, and that our computation is not an alternative test of significance.
In providing this response, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that we have been able to respond to the Staff's comments in a satisfactory manner.  Of course, if there is anything we can do to further facilitate your review, please do not hesitate to contact the undersigned at (203-776-7776 extension 4578).
Very truly yours,
Higher One Holdings, Inc.

By: /s/ Christopher Wolf
Name: Christopher Wolf
Title: Chief Financial Officer

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